Exhibit 99.2

James Hardie Industries N. V. ARBN 097 829 895 Incorporated in The Netherlands with a corporate seat in Amsterdam The liability of members is limited Dutch Registration Number: 34106455
11 August 2008 The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	Level 3, 22 Pitt Street Sydney NSW 2000 Australia Telephone (02) 8274 5239 Fax (02) 8274 5218 GPO Box 3935 Sydney NSW 2001 Australia
Dear Sir/Madam
James Hardie will conduct a management briefing on its 1st Quarter FY09 Results on Wednesday, 20 August 2008.
A physical briefing for analyst/investors and media will be held at the Museum of Sydney, Corner of Bridge and Phillip Street, Sydney at 9.30am. For those who are unable to attend the physical briefing a teleconference and video webcast will be available. Details are:
Local: 02 8524 6650
International: +61 2 8524 6650
Confirmation ID for the teleconference: 59393310
URL: http://www.ir.jameshardie.com.au/jh/results_fy_2009.jsp
Yours faithfully
Peter Baker
Executive Vice President — Asia Pacific